Exhibit 99.9

NICE Presents Elite Partners of the Year Awards at Interactions 2019

Awards honor commitment to helping customers deliver outstanding results via innovation in analytics, cloud, automation and workforce optimization

Hoboken, N.J., April 15, 2019 – NICE (Nasdaq: NICE) today announced the winners of the NICE Elite Partners of the Year award at Interactions 2019, the industry’s largest customer experience event, currently being held in Las Vegas. The winning partners were recognized for their excellence in helping NICE customers transform their businesses by using cutting-edge solutions in analytics, cloud, automation and workforce optimization.

The judges selected the winning partners for devoting significant effort on refining their expertise via educational certifications and driving differentiation for customers. The winners of the NICE Elite Partners of the Year award are:

•	Bell Canada

•	Betta

•	Blue 6ix

•	ConvergeOne

•	Prymenet

•	Verizon

Eran Liron, Executive Vice President, Marketing and Corporate Development, NICE, said: "Our partners play a key role in driving collaborative action that powers adoption, adds value to our customers and helps bring projects to their optimal result. We are delighted to recognize the award winners for their unwavering dedication in driving customer experience success."

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Liron, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.